Exhibit 99.1

Summit Therapeutics plc

(‘Summit Therapeutics’, Summit’, or the ‘Company’)

SUMMIT AWARDED BARDA CONTRACT WORTH UP TO $62 MILLION TO SUPPORT THE DEVELOPMENT OF RIDINILAZOLE FOR THE TREATMENT OF C. DIFFICILE INFECTION

Cambridge MA, Oxford, UK, 11 September 2017 – Summit Therapeutics (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection (‘CDI’), today announces that the Biomedical Advanced Research and Development Authority (‘BARDA’), an agency of the US government’s Department of Health and Human Services’ Office of the Assistant Secretary for Preparedness and Response, has awarded Summit a contract worth up to $62 million. The funds will support the clinical and regulatory development of ridinilazole for the treatment of CDI, including Summit’s planned Phase 3 development program.

Ridinilazole is a highly selective, novel class antibiotic aimed at both treating the initial infection and reducing recurrent disease, which is the key clinical issue in the treatment of CDI. In a Phase 2 proof of concept clinical trial conducted in North America, ridinilazole was shown to be highly preserving of the microbiome of patients compared with the standard of care, vancomycin, and achieved a substantial reduction in rates of recurrent disease.

“CDI is a serious public health threat that is a significant burden on the US population and BARDA has committed to the development of innovative treatments capable of addressing all aspects of this serious illness, including recurrent disease. BARDA’s selection of ridinilazole for an award is testament to ridinilazole’s promising clinical and preclinical data package that indicate its potential as a front-line treatment of CDI that could reduce recurrent disease,” commented Glyn Edwards, Chief Executive Officer of Summit. “This non-dilutive funding award begins to deliver on our strategy of maximizing the value of ridinilazole for patients with CDI, Summit and our shareholders, and we look forward to initiating the Phase 3 clinical program of ridinilazole.”

The BARDA contract provides for a cost-sharing arrangement under which BARDA would fund a specified portion of estimated costs for specified activities related to the continued clinical and regulatory development of ridinilazole for CDI. Under the terms of the contract, Summit is initially eligible to receive from BARDA $32 million to fund, in part, obtaining regulatory approval for and commencing enrollment and dosing into Summit’s two planned Phase 3 clinical trials of ridinilazole. In addition, Summit is eligible for additional funding under the contract pursuant to three independent option work segments, which may be exercised by BARDA in its sole discretion upon the achievement of certain development and other milestones for ridinilazole. If the three option work segments are exercised in full, Summit would be eligible for an additional $30 million from BARDA. Activities in these three option work segments include the completion of enrollment and treatment in the two planned Phase 3 clinical trials and other activities related to the preparation for the potential submission of application for marketing approval for ridinilazole in the United States.

With this contract award, Summit remains on track to initiate two Phase 3 clinical trials of ridinilazole for CDI in the first half of 2018. The Company continues to explore various funding options for completion of its Phase 3 clinical development program, with these including entering into a collaboration with a third party, equity financing or securing additional non-dilutive funding from government entities and philanthropic, non-government and not for profit organizations.

This project (that is, the clinical and regulatory development of ridinilazole) will be funded in part with Federal funds from the Department of Health and Human Services; Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority, under Contract No. HHSO100201600002C.

Summit will file on Form 6-K with the US Securities and Exchange Commission (‘SEC’) additional information about the agreement with BARDA. A copy of the Form 6-K will be available to download, from the date of this press release, either from the Investors section of the Company’s website at www.summitplc.com, or from the SEC website at www.sec.gov.

About BARDA

BARDA, within the HHS Office of the Assistant Secretary for Preparedness and Response, makes available medical countermeasures to address public health emergencies arising from natural and intentional threats through an integrated, systematic approach to the development and purchase of the necessary vaccines, drugs, therapies, and diagnostic tools. For more information about BARDA, visit www.phe.gov/about/BARDA/Pages/default.aspx.

About C. difficile Infection

C. difficile infection is a serious healthcare threat in hospitals, long-term care homes and increasingly the wider community with over one million estimated cases of CDI each year in the United States and Europe. There are an estimated 29,000 death per year from CDI in the United States alone. The Centers for Disease Control and Prevention highlighted C. difficile as one of three pathogens that pose an immediate public health threat. The economic impact of CDI is significant with one study estimating annual acute care costs at $4.8 billion in the United States.

CDI is a bacterial infection of the colon that produces toxins that cause inflammation and severe diarrhea, and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that can cause widespread damage to the natural gastrointestinal (gut) flora and allow overgrowth of C. difficile bacteria. Existing CDI treatments are predominantly broad spectrum antibiotics, and these cause further damage to the gut flora and are associated with high rates of recurrent disease. Recurrent disease is the key clinical issue as repeat episodes are typically more severe and associated with an increase in mortality rates and healthcare costs.

About Ridinilazole

Ridinilazole is an orally administered small molecule antibiotic that Summit is developing specifically for the treatment of CDI. In preclinical efficacy studies, ridinilazole exhibited a narrow spectrum of activity and had a potent bactericidal effect against all clinical isolates of C. difficile tested. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. In this trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy. The Phase 2 trial was conducted in North America with the majority of sites located in the United States. Ridinilazole has received Qualified Infectious Disease Product (‘QIDP’) designation and has been granted Fast Track designation by the US Food and Drug Administration. The QIDP incentives are provided through the US GAIN Act and include an extension of marketing exclusivity for an additional five years upon FDA approval.

About Summit Therapeutics

Summit Therapeutics is a biopharmaceutical company with operations in the United States and United Kingdom and is focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.Summitplc.com and Summit can be followed on Twitter (@Summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the BARDA contract, including any potential future payments thereunder, the clinical and preclinical development of our product candidates and the potential for their commercialization, , the therapeutic potential of our product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals, any other potential third-party collaborations, expectations regarding the sufficiency of our cash resources to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2017. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

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